RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com


10015481

March 31, 2010

Exemption No: 82-35008

Mr Paul M Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated March 31, 2010 sent to Bombay Stock Exchange Limited and National Stock Exchange of India Limited intimating about allotment of equity shares on conversion of warrants.

Copy of the above letters is enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: As above



Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

March 31, 2010

Shri S.Subramaniam
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Tel. No. 2272 2375/1121/1122
Fax No : 2272 2037/2039/2041/2061/3719
BSE Scrip Code: 500390

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C-1,Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Tel. No. 2659 8235/36, 2659 8100/14
Fax No : 2659 8237 / 38
NSE Scrip Code: RELINFRA

Dear Sirs,

Sub : Allotment of 1,96,00,000 Equity Shares of Rs.10 each on conversion of Warrants

This is to inform you the Committee of Directors of the Company at its meeting held today, March 31, 2010, has allotted 1,96,00,000 equity shares of Rs. 10 each for cash at a price of Rs.928.89 (including a premium of Rs. 918.89) per Share to AAA Project Ventures Private Limited, being the Promoter Group, against the warrants issued on July 9, 2009.

Consequent upon the said allotment, the paid-up Capital of the Company stands increased to 24,48,70,262 fully paid up equity shares of Rs.10 each.

We will forward the application for listing of these shares in due course.

We also enclose a copy of the Media Release issued in this connection for your information.

Kindly take this disclosure on your record.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

CC:

National Securities Depository Limited
Trade World, 4th Floor
Kamala Mills Compound
Senapati Bapat Marg
Lower Parel, Mumbai 400 013
Telephone : 2497 2964-70
Facsmile : 2497 2993 / 2497 6351

Central Depository Services (India) Limited
P J Towers,
Dalal Street,
Mumbai – 400 001
Telephone : 2272 3333
Facsmile : 2272 3199

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

MEDIA RELEASE

RELIANCE ANIL DHIRUBHAI AMBANI GROUP INVESTS OVER RS 1,821 CRORE (US$ 405 MN) IN RELIANCE INFRA EQUITY SHARES

PROMOTERS' HOLDING INCREASED TO 43% FROM 38%

NET WORTH INCREASED TO Rs 16,000 CRORE – AMONG THE TOP 10 PRIVATE SECTOR COMPANIES

NEW EQUITY CAPITAL INFUSION AT RS 929 PER SHARE – EFFECTIVE COST APPROX RS 1,112 PER SHARE

COMPANY NET DEBT FREE – INCREASE IN BORROWING CAPACITY FROM Rs 24,000 CRORE TO Rs 32,000 CRORE

RELIANCE INFRA UNIQUELY POSITIONED TO PARTICIPATE IN UPCOMING MEGA INFRASTRUCTURE GROWTH OPPORTUNITIES

Mumbai, March 31, 2010 : Reliance Infrastructure Limited (RInfra) today allotted 1.96 crore equity shares to AAA Project Ventures Private Limited, a Reliance Anil Dhirubhai Ambani Promoter Group company against convertible warrants issued to them.

The Board had in July 2009 allotted 4.29 crore convertible warrants to AAA Project Ventures Private Limited entitling them to one equity share of Rs 10 per warrant at an issue price of Rs 929 per share. The issue price was calculated as per applicable SEBI guidelines.

The effective purchase cost to the promoter group is Rs 1,112 per share after taking into consideration the upfront payment of Rs 783 crore already received on warrants issued earlier, which were cancelled.

The promoter group's holding has gone up to 42.73% from 37.74%, as a result of this new equity capital infusion. On converting the balance warrants, the promoter group's holding will increase to 48%.

This equity capital infusion will substantially enhance Reliance Infra's net worth to Rs 16,000 crore, and further augment its borrowing capabilities to Rs 32,000 crore at even a debt:equity ratio of 2:1, thereby enabling greater participation in mega growth opportunities in high growth infrastructure areas, thereby generating superior returns for its over 1.5 million shareholders.

Registered Office Reliance Energy Centre, Santa Cruz (E), Mumbai 400 055

About Reliance Infrastructure Limited

Reliance Infrastructure Limited is part of the Reliance Anil Dhirubhai Ambani Group. The group currently has a market capitalization of around Rs 1,25,000 crore (US$ 28 Bn), net worth in excess of Rs 64,000 crore (US$ 14.2 Bn), operating cash flow of Rs 13,000 crore (US$ 2.9 Bn) and net profit of around Rs 8,400 crore (US$ 1.9 Bn) and zero net debt.